STATEMENT OF INVESTMENTS
Dreyfus Premier Emerging Markets Fund
August 31, 2008 (Unaudited)

Common Stocks--94.6%	Shares	Value ($)
Brazil--11.1%		
Banco Itau Holding Financeira, ADR	264,025	5,016,475
Centrais Eletricas Brasileiras	339,462	6,143,637
Cia de Saneamento Basico do Estado de Sao Paulo	86,430	1,956,075
Cia de Saneamento Basico do Estado de Sao Paulo, ADR	12,910	578,368
Cia de Saneamento de Minas Gerais	216,200	3,269,528
Cia Energetica de Minas Gerais, ADR	58,939	1,271,904
Cia Vale do Rio Doce, ADR	99,670	2,646,238
Empresa Brasileira de Aeronautica, ADR	102,830	3,491,078
Grendene	766,300	7,192,877
Medial Saude	141,500	1,063,420
Petroleo Brasileiro (Preferred), ADR	985,770	42,358,537
Petroleo Brasileiro, ADR	37,530	1,979,332
Tam, ADR	266,601	5,188,056
Tele Norte Leste Participacoes, ADR	523,210	12,148,936
Unibanco - Uniao de Bancos Brasileiros, GDR	63,120	7,546,627
Votorantim Celulose e Papel, ADR	265,100	5,598,912
		107,450,000
Chile--.4%		
Banco Santander Chile, ADR	48,670	2,141,967
Cia Cervecerias Unidas, ADR	43,720	1,512,275
		3,654,242
China--7.8%		
Aluminum Corp. of China, Cl. H	744,700	659,949
Anhui Expressway, Cl. H	3,648,000	2,283,979
Bank of China, Cl. H	21,572,000	9,301,146
Bosideng International Holdings	24,566,000	3,904,296
China Molybdenum, Cl. H	1,027,000	670,553
China Telecom, Cl. H	6,879,800	3,514,560
Dongfang Electric, Cl. H	1,572,000	4,865,302
Huaneng Power International, ADR	35,247	1,057,410
Huaneng Power International, Cl. H	9,932,600	7,448,158
PetroChina, ADR	28,130	3,634,396
PetroChina, Cl. H	14,206,000	18,338,473
Sinopec Shanghai Petrochemical, Cl. H	11,206,000	3,526,849
Sinotrans, Cl. H	15,872,500	3,592,459
TPV Technology	11,348,000	5,555,823
Weiqiao Textile, Cl. H	8,962,100	7,114,340
		75,467,693
Czech Republic--.4%		
Komercni Banka	16,140	**3,568,086**
Hong Kong--6.3%		
Brilliance China Automotive Holdings	30,638,000 a	3,161,486
China Mobile	678,500	7,713,947
China Mobile, ADR	47,350	2,685,692
China Netcom Group	3,088,000	7,356,014
China Power International Development	28,237,292	8,672,965
CNOOC	1,763,000	2,745,021
CNOOC, ADR	5,580	869,141
Cosco Pacific	6,128,000	9,352,095
Denway Motors	10,103,300	3,602,871
Global Bio-Chem Technology Group	10,130,700	3,837,864
Hopson Development Holdings	2,161,557	2,149,183
NWS Holdings	960,481	2,124,437
Shanghai Industrial Holdings	950,000	2,562,904
Texwinca Holdings	4,661,300	4,002,902
		60,836,522
Hungary--1.2%		
Richter Gedeon	26,560	5,263,298
Magyar Telekom Telecommunications	1,142,933	5,874,606
		11,137,904
India--8.1%		
Andhra Bank	1,519,033	1,922,735
Bharat Petroleum	1,150,373	7,859,229

Hindalco Industries	1,567,590	4,343,129
Hindalco Industries (Rights)	671,824 a	405,220
Hindustan Petroleum	1,564,173	7,079,635
ICICI Bank, ADR	138,820	4,306,196
India Cements	1,557,740	4,857,362
Jet Airways India	234,602	2,495,758
Mahanagar Telephone Nigam	2,090,740	4,690,806
Mahanagar Telephone Nigam, ADR	128,690	599,695
Mahindra & Mahindra	469,610	6,121,545
Oil & Natural Gas	324,424	7,501,095
Satyam Computer Services	340,080	3,214,823
State Bank of India	91,580	2,899,785
State Bank of India, GDR	82,010 b	5,207,635
Steel Authority of India	1,285,488	4,523,570
Sterlite Industries (India)	155,220	2,197,444
Sterlite Industries (India), ADR	205,920	2,928,183
Tata Consultancy Services	223,740	4,098,897
Tata Motors	88,762	884,063
		78,136,805
Indonesia--1.9%		
Gudang Garam	6,201,500	4,356,747
Kalbe Farma	45,334,600	3,704,710
Telekomunikasi Indonesia	11,811,000	10,298,789
		18,360,246
Israel--1.1%		
Bank Hapoalim	672,400	2,636,495
Israel Discount Bank, Cl. A	3,457,938 a	5,705,248
Teva Pharmaceutical Industries, ADR	38,290	1,812,649
		10,154,392
Malaysia--4.7%		
AMMB Holdings	2,439,875	2,189,381
Gamuda	8,878,900	6,731,671
Genting	1,513,200	2,595,669
Malayan Banking	6,731,300	15,516,108
Resorts World	5,845,400	4,652,040
Sime Darby	3,064,600	6,127,970
Tenaga Nasional	3,223,800	7,469,136
		45,281,975
Mexico--4.3%		
Cemex (Units)	2,407,407 a	4,825,232
Cemex, ADR	37,136 a	744,577
Consorcio ARA	4,454,600	3,509,009
Controladora Comercial Mexicana (Units)	1,524,900	3,806,782
Embotelladoras Arca	1,351,600	4,653,098
Gruma, Cl. B	1,845,192 a	5,212,888
Grupo Continental	2,928,450	7,119,812
Grupo Modelo, Ser. C	858,200	4,112,082
Kimberly-Clark de Mexico, Cl. A	770,700	3,369,037
Telefonos de Mexico, ADR, Ser. L	61,450	1,509,827
Telmex Internacional, ADR	162,110	2,287,372
		41,149,716
Philippines--.9%		
ABS-CBN Holdings	2,707,500	1,040,871
Bank of the Philippine Islands	4,777,157	4,811,414
Manila Electric	996,960	1,205,004
Metropolitan Bank & Trust	865,000	709,298
Union Bank of the Philippines	1,821,906	1,249,244
		9,015,831
Poland--1.4%		
Bank Pekao	47,730	3,810,078
Polski Koncern Naftowy Orlen	411,060	5,983,464
Telekomunikacja Polska	389,293	3,918,298
		13,711,840
Russia--6.8%		
Gazprom, ADR	882,245	34,407,555
LUKOIL, ADR	294,545	21,884,693
MMC Norilsk Nickel, ADR	253,900	5,016,150
Surgutneftegaz, ADR	256,100	1,843,920
VTB Bank, GDR	468,600 b	2,619,474
		65,771,792

South Africa--8.6%			
AngloGold Ashanti, ADR	454,226		12,227,764
Aspen Pharmacare Holdings	219,349	a	1,332,194
Bidvest Group	360,371		5,337,096
FirstRand	4,482,850		9,562,637
Gold Fields, ADR	463,120		4,214,392
JD Group	846,065		3,308,419
Nampak	4,234,163		8,086,027
Nedbank Group	670,572		9,077,441
Sanlam	1,867,201		4,308,086
Sappi	699,265		7,335,583
Sappi, ADR	100		1,060
Sasol	108,510		5,990,429
Standard Bank Group	243,577		2,847,924
Steinhoff International Holdings	2,000,587		4,795,171
Telkom	247,908		4,489,880
			82,914,103
South Korea--14.8%			
Hana Financial Group	142,033		5,004,476
Hanwha Chemical	484,260		4,560,676
Hyundai Mobis	78,215		6,496,711
Hyundai Motor	99,480		6,488,826
Kookmin Bank	328,694		18,033,026
Kookmin Bank, ADR	12,062		660,998
Korea Electric Power	348,305		10,534,302
KT	21,010		860,205
KT, ADR	457,740		9,319,586
Kumho Tire	641,710		4,830,093
Lotte Shopping	32,071		8,712,865
Nong Shim	9,034		1,816,186
POSCO	25,594		10,996,817
POSCO, ADR	16,000		1,713,600
S-Oil	71,771		4,254,756
Samsung Electronics	54,234		25,471,103
Shinhan Financial Group	150,217		6,874,253
SK Telecom, ADR	827,030		16,871,412
			143,499,891
Taiwan--9.5%			
China Motor	4,633,107		2,714,535
Chinatrust Financial Holding	10,533,456		6,767,050
Compal Electronics	12,514,758		11,186,529
First Financial Holding	3,327,936		2,506,210
Mega Financial Holding	9,746,000		6,118,181
Nan Ya Printed Circuit Board	1,074,614		5,012,049
Nien Hsing Textile	3,172,000		1,215,693
Powerchip Semiconductor	13,906,601	a	2,442,966
Quanta Computer	10,443,164		15,666,009
SinoPac Financial Holdings	28,883,103		10,038,205
Taiwan Semiconductor Manufacturing	4,510,310		8,344,931
Taiwan Semiconductor Manufacturing, ADR	149,122		1,447,975
United Microelectronics	24,560,446		10,279,801
United Microelectronics, ADR	1,412,008		3,289,979
Yageo	17,581,200		5,207,250
			92,237,363
Thailand--3.7%			
Bangkok Bank	738,800		2,519,906
Charoen Pokphand Foods	51,755,900		5,870,564
Delta Electronics Thai	353,874		180,591
Kasikornbank	3,797,200		7,884,885
Krung Thai Bank	32,284,800		7,128,397
Siam Cement	1,383,400		6,788,647
Thai Airways International	5,859,444		2,474,755
Thai Union Frozen Products	6,111,321		3,304,749
			36,152,494
Turkey--1.8%			
Petrol Ofisi	0.43	a	2
Turk Sise ve Cam Fabrikalari	4,017,688	a	5,460,474
Turkcell Iletisim Hizmet	399,080		2,678,276
Turkcell Iletisim Hizmet, ADR	54,470		901,479
Turkiye Garanti Bankasi	1,127,350	a	3,387,950

Turkiye Is Bankasi, Cl. C	1,011,223	4,865,752
		17,293,933
United Kingdom--.1%		
JKX Oil & Gas	133,960	**1,059,783**
Total Common Stocks		
(cost $972,068,187)		**916,854,611**

Preferred Stocks--2.2%

Brazil		
Braskem, Cl. A	891,000	6,384,589
Centrais Eletricas Brasileiras, Cl. B	151,174	2,322,329
Cia de Tecidos do Norte de Minas - Coteminas	1,064,548 a	4,147,165
Cia Energetica de Minas Gerais	281,616	6,079,796
Telemig Celular Participacoes	73,956	1,887,466
Total Preferred Stocks		
(cost $17,571,135)		**20,821,345**

Other Investment--1.6%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $15,000,000)	15,000,000 c	**15,000,000**
Total Investments (cost $1,004,639,322)	**98.7%**	**952,675,956**
Cash and Receivables (Net)	**1.3%**	**14,353,312**
Net Assets	**100.0%**	**967,029,268**

ADR - American Depository Receipts

GDR - Global Depository Receipts

a   Non-income producing security.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2008, these
securities amounted to $7,827,109 or .8% of net assets.

c   Investment in affiliated money market mutual fund.

At August 31, 2008, the aggregate cost of investment securities for income tax purposes was $1,004,639,322.

Net unrealized depreciation on investments was $51,963,366 of which $108,146,183 related to appreciated investment securities

and $160,109,549 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual

and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

100-227-96

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation/ Depreciation at 8/31/2008 ($)
Sells:				
Philippines Peso				
Expiring 9/2/2008	(7,948,079)	173,729	(173,104)	624
Total				**624**

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speed
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing
in those securities.
The following is a summary of the inputs used as of August 31, 2008 in valuing the fund's investments carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	448,684,256	0
Level 2 - Other Significant Observable Inputs	503,991,700	624
Level 3 - Significant Unobservable Inputs	0	0
Total	952,675,956	624

*Other financial instruments include derivative instruments, such as futures, forward currency
exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.

; 157),

s,